                                 UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*

                           SpectraSite Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   84760T100
                     ----------------------------------
                                 (CUSIP Number)

                                 NOT APPLICABLE
                     ----------------------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     / / Rule 13d-1(b)
     / / Rule 13d-1(c)
     /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84760T100                   13G                          Page 2 of 13

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Whitney Equity Partners, L.P., a Delaware limited partnership (IRS Identification No. 06-1445444), the sole general partner of which is
     J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company. The members of J. H. Whitney Equity Partners, L.L.C. are
     Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
                            (5) SOLE VOTING POWER

Number of Shares                4,923,524 shares of Common Stock (issuable upon
 Beneficially                   conversion of preferred stock)
 Owned by                   --------------------------------------------------
 Each Reporting             (6) SHARED VOTING POWER
 Person With:                    -0-
                            --------------------------------------------------
                            (7) SOLE DISPOSITIVE POWER
                                4,923,524 shares of Common Stock (issuable upon
                                conversion of preferred stock)
                            --------------------------------------------------
                            (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,923,524 shares of Common Stock (issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                         19.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
-------------------------------------------------------------------------------

CUSIP No. 84760T100                   13G                          Page 3 of 13

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J.H. Whitney III, L.P., a Delaware limited partnership (IRS
     Identification No. 06-15032280), the sole general partner of which is
     J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J. H. Whitney Equity Partners III, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James
     H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien
     and Michael R. Stone.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
                            (5) SOLE VOTING POWER

Number of Shares                7,265,734 shares of Common Stock (issuable upon
 Beneficially                   conversion of preferred stock)
 Owned by                   --------------------------------------------------
 Each Reporting             (6) SHARED VOTING POWER
 Person With:                    -0-
                            --------------------------------------------------
                            (7) SOLE DISPOSITIVE POWER
                                7,265,734 shares of Common Stock (issuable upon
                                conversion of preferred stock)
                            --------------------------------------------------
                            (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,265,734 shares of Common Stock (issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                         26.5%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
-------------------------------------------------------------------------------

CUSIP No. 84760T100                   13G                          Page 4 of 13

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     Whitney Strategic Partners III, L.P., a Delaware limited partnership
     (IRS Identification No. 06-1503276), the sole general partner of which is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company. The members of J. H. Whitney Equity Partners, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr.,
     James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J.
     O'Brien and Michael R. Stone.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
                            (5) SOLE VOTING POWER

Number of Shares                175,079 shares of Common Stock (issuable upon
 Beneficially                   conversion of preferred stock)
 Owned by                   --------------------------------------------------
 Each Reporting             (6) SHARED VOTING POWER
 Person With:                    -0-
                            --------------------------------------------------
                            (7) SOLE DISPOSITIVE POWER
                                175,079 shares of Common Stock (issuable upon
                                conversion of preferred stock)
                            --------------------------------------------------
                            (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     175,079 shares of Common Stock (issuable upon conversion of preferred stock)
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                         0.9%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
-------------------------------------------------------------------------------

CUSIP No. 84760T100                   13G                          Page 5 of 13

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

     J.H. Whitney Mezzanine Fund, L.P., a Delaware limited partnership (IRS Identification No. 06-1515013), the sole general partner of which is Whitney GP, L.L.C., a Delaware limited liability company. The members of Whitney GP, L.L.C. are Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone.

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                      (a)  / /
                                                                      (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION

     A Delaware limited partnership. The sole general partner is a Delaware limited liability company whose members are individuals who are United States citizens.
-------------------------------------------------------------------------------
                            (5) SOLE VOTING POWER

Number of Shares                312,500 shares of Common Stock
 Beneficially               --------------------------------------------------
 Owned by                   (6) SHARED VOTING POWER
 Each Reporting                  -0-
 Person With:               --------------------------------------------------
                            (7) SOLE DISPOSITIVE POWER
                                312,500 shares of Common Stock
                            --------------------------------------------------
                            (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     312,500 shares of Common Stock
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                                         /X/
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                                                          1.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     PN
-------------------------------------------------------------------------------

CUSIP No. 84760T100                 13G                           Page 6 of 13

ITEM 1.

       (a) Name of Issuer:

                SpectraSite Holdings, Inc.

       (b) Address of Issuer's Principal Executive Offices:

                8000 Regency Parkway, Suite 570
                Cary, N.C. 27511

ITEM 2.

       (a) Name of Person Filing:

           (i) Whitney Equity Partners, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Equity Partners, L.P. is J.H. Whitney Equity Partners, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

           (ii) J.H. Whitney III, L.P. is a Delaware limited partnership. The name of the general partner of J.H. Whitney III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

           (iii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Strategic Partners III, L.P. is J.H. Whitney Equity Partners III, L.L.C., a limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J.H. Whitney Equity Partners III, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

           (iv) Whitney Mezzanine Fund, L.P. is a Delaware limited partnership. The name of the general partner of Whitney Mezzanine Fund, L.P. is Whitney GP, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of Whitney GP, L.L.C. are as follows: Michael C. Brooks, Peter M. Castleman, Joseph D. Carrabino, Jr., James H. Fordyce, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O'Brien and Michael R. Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

       (b) Address of Principal Business Office or, if none, Residence:

CUSIP No. 84760T100                  13G                       Page 7 of 13

           (i)     Whitney Equity Partners, L.P.
                   177 Broad Street
                   Stamford, CT 06901

           (ii)    J.H. Whitney III, L.P.
                   177 Broad Street
                   Stamford, CT 06901

           (iii)   Whitney Strategic Partners III, L.P.
                   177 Broad Street
                   Stamford, CT 06901

           (iv)    J. H. Whitney Mezzanine Fund, L.P.
                   177 Broad Street
                   Stamford, CT 06901

       (c) Citizenship:

           (i) Whitney Equity Partners, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

           (ii) J.H. Whitney III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

           (iii) Whitney Strategic Partners III, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

           (iv) J. H. Whitney Mezzanine Fund, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. All of the individual members of the general partner are citizens of the United States.

       (d) Title of Class of Securities:

                   Common Stock

       (e) CUSIP Number:

                   84760T100

CUSIP No. 84760T100                      13G                   Page 8 of 13

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C.78o)

     (b)  / /  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (e)  / /  An investment adviser in accordance with section
               240.13d-1(b)(1)(ii)(E);

     (f)  / /  An employee benefit plan or endowment fund in accordance with section 240.13d-1( b)(1)(ii)(F);

     (g)  / /  A parent holding company or control person in accordance with section 240.13d-1( b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j)  / /  Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

          If this statement is filed pursuant to Rule 13d-1(c), check this box. / /

ITEM 4. OWNERSHIP.

        The following information is provided as of December 31, 1999:

       (a) Amount beneficially owned:

           (i) Whitney Equity Partners, L.P. is the beneficial owner of 4,923,524 shares.(1),(4)

           (ii) J.H. Whitney III, L.P. is the beneficial owner of 7,265,734 shares.(2),(4)

------------------------
       (1) The figure for the amount beneficially owned by Whitney Equity Partners, L.P. represents shares of Common Stock issuable upon the conversion of preferred stock held by such partnership (3,203,118 shares of Series A Preferred Stock and 1,720,406 shares of Series B Preferred Stock).

       (2) The figure for the amount beneficially owned by J.H. Whitney III, L.P. represents shares of Common Stock issuable upon the conversion of preferred stock held by such partnership ( 3,359,852 shares of Series B Preferred Stock and 3,905,882 shares of Series C Preferred Stock).

CUSIP No. 84760T100                       13G                      Page 9 of 13

           (iii) Whitney Strategic Partners III, L.P. is the beneficial owner of 175,079 shares.(3),(4)

           (iv) J. H. Whitney Mezzanine Fund, L.P. is the beneficial owner of 312,500 shares.(4)

       (b) Percent of class:

           (i)     19.6% for Whitney Equity Partners, L.P.;(5)

           (ii)     26.5% for J. H. Whitney III, L.P.;(5)

           (iii)    0.9% for Whitney Strategic Partners III, L.P.;(5) and

           (iv)     1.6% for J. H. Whitney Mezzanine Fund, L.P.(5)

       (c) Number of shares as to which the person has:

           (i)     Sole power to vote or to direct the vote:

                   4,923,524 shares for Whitney Equity Partners, L.P.;

                   7,265,734 shares for J.H. Whitney III, L.P.;

                   175,079 shares for Whitney Strategic Partners III, L.P.; and

                   312,500 shares for J. H. Whitney Mezzanine Fund, L.P.

           (ii)    Shared power to vote or to direct the vote:

                   0 shares for Whitney Equity Partners, L.P.;

                   0 shares for J. H. Whitney III, L.P.;

--------------------------
       (3) The figure for the amount beneficially owned by Whitney Strategic Partners III, L.P. represents shares of Common Stock issuable upon the conversion of preferred stock held by such partnership (80,961 shares of Series B Preferred Stock, 94,118 shares of Series C Preferred Stock).

       (4) Whitney Equity Partners, L.P., J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and J.H. Whitney Mezzanine Fund, L.P. disclaim the existence of a group with respect to the Common Stock of the issuer, and each disclaims beneficial ownership of the shares of Common Stock owned by the others.

       (5) The percentage ownership figures for each of Whitney Equity Partners, L.P., J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. assumes that only the preferred stock owned by such entity is converted into Common Stock. The percentage ownership figure for J.H. Whitney Mezzanine Fund, L.P. assumes that no shares of Preferred Stock are converted into Common Stock. If all outstanding shares of preferred stock were converted into Common Stock, the respective ownership percentage would be as follows:
Whitney Equity Partners, L.P. - 5.4%; J.H. Whiney III, L.P. - 8.0%; Whitney Strategic Partners III, L.P. - 0.2%; and J.H. Whitney Mezzanine Fund, L.P. - 0.3%.

CUSIP No. 84760T100                 13G                         Page 10 of 13

                   0 shares for Whitney Strategic Partners III, L.P.; and

                   0 shares for J. H. Whitney Mezzanine Fund, L.P.

           (iii)   Sole power to dispose or to direct the disposition of:

                   4,923,524 shares for Whitney Equity Partners, L.P.;

                   7,265,734 shares for J.H. Whitney III, L.P.;

                   175,079 shares for Whitney Strategic Partners III, L.P.;
                   and

                   312,500 shares for J. H. Whitney Mezzanine Fund, L.P.

           (iv)    Shared power to dispose or to direct the disposition of:

                   0 shares for Whitney Equity Partners, L.P.;

                   0 shares for J.H. Whitney III, L.P.;

                   0 shares for Whitney Strategic Partners III, L.P.; and

                   0 shares for J. H. Whitney Mezzanine Fund, L.P.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

       No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Whitney Equity Partners, L.P., J.H. Whitney III, L.P., Whitney Strategic Partners III, L.P., and J.H. Whitney Mezzanine Fund, L.P.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

       Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

       Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

       Not applicable.

CUSIP No. 84760T100                   13G                       Page 11 of 13

ITEM 10. CERTIFICATION.

       Not applicable.

CUSIP No. 84760T100                    13G                       Page 12 of 13

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of Whitney Equity Partners, L.P., J. H. Whitney III, L.P., Whitney Strategic Partners III, L.P. and J.H. Whitney Mezzanine Fund, L.P. certifies that the information set forth in this statement is true, complete and correct.

                                   February 14, 2000
                                   ------------------------------------------
                                        Date

                                   WHITNEY EQUITY PARTNERS, L.P.

                                   By: J.H. Whitney Equity Partners, L.L.C.

                                   By:  /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   J. H. WHITNEY III, L.P.

                                   By: J.H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   WHITNEY STRATEGIC PARTNERS III, L.P.

                                   By: J.H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   J. H. WHITNEY MEZZANINE FUND, L.P.

                                   By: Whitney GP, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

CUSIP No. 84760T100                     13G                    Page 13 of 13

                                                                   Exhibit A

                              JOINT FILING AGREEMENT

     In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.001 par value per share, of SpectraSite Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of February, 2000.

                                   WHITNEY EQUITY PARTNERS, L.P.

                                   By: J.H. Whitney Equity Partners, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   J. H. WHITNEY III, L.P.

                                   By: J.H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   WHITNEY STRATEGIC PARTNERS III, L.P.

                                   By: J.H. Whitney Equity Partners III, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member

                                   J. H. WHITNEY MEZZANINE FUND, L.P.

                                   By: Whitney GP, L.L.C.

                                   By: /s/ Daniel J. O'Brien
                                      ---------------------------------------
                                        Daniel J. O'Brien
                                        Managing Member